

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 21, 2017

Via E-mail
Anna Paglia
c/o Invesco PowerShares Capital Management LLC
3500 Lacey Road, Suite 700
Downers Grove, Illinois 60515

Re: PowerShares DB Multi-Sector Commodity Trust;
PowerShares DB Silver Fund
Registration Statement on Form S-1
Filed March 14, 2017
File No. 333-216691

Dear Ms. Paglia:

        This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 with any questions.

                                        Sincerely,

                                        /s/ Tom Kluck

                                        Tom Kluck
                                        Legal Branch Chief
                                        Office of Real Estate and
                                        Commodities

cc: Kenny Terrero
        Sidley Austin LLP